Exhibit 99.3

2 April 2004

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC: HOLDING IN COMPANY

A letter from Fidelity Investments dated 1 April 2004 to Royal & Sun Alliance Insurance Group plc was received by Royal & Sun Alliance Insurance Group plc on 2 April 2004, relating to the sale of ordinary shares of 27.5p each. An extract follows:

Dear Sirs:

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

NOTIFICATIONS UNDER SECTIONS 198 TO 202 – U.K. COMPANIES ACT

1.	Company in which shares are held: Royal & Sun Alliance Ins Group

2.      Notifiable Interest:Ordinary Shares

(A)	FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B)	Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.	The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4.	The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5.	These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6.	The disclosable interests arise under Section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

By ___________________________
Eric D. Roiter
Senior V.P. & General Counsel – FMR Co.
Duly authorized under Powers of
Attorney dated December 30, 1997, by
and on behalf of FMR Corp. and
its direct and indirect subsidiaries, and
Fidelity International Limited and its direct
and indirect subsidiaries.

Schedule A

Security: Royal & Sun Alliance Ins Group

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)
	8,600	FMTC	Brown Brothers Harriman
	73,745,279	FISL	Clydesdale Bank (Head Office) Nominees Limited
	2,695,500	FISL	Chase Nominees Ltd
	1,360,810	FISL	Chase Manhattan Bank London
	1,026,892	FPM	Nortrust Nominees Ltd
	1,574,700	FPM	Bank of New York Europe
	439,700	FPM	Citibank
	5,241,300	FPM	Chase Nominees Ltd
	1,269,300	FPM	Northern Trust
	221,400	FPM	Deutsche Bank
	613,400	FPM	Mellon Nominees Ltd
	1,486,700	FPM	HSBC Client Holdings Nominee (UK) Limited
	93,501,384	FIL	HSBC Client Holdings Nominee (UK) Limited
	547,300	FIL	MSS Nominees Ltd
	2,928,000	FIL	RBS Trust Bank
	1,954,500	FIL	Nortrust Nominees Ltd
	436,093	FIL	Bankers Trust
	321,860	FIL	Citibank
	14,155,514	FIL	Bank of New York London
	5,553,120	FIL	Northern Trust
	9,543,025	FIL	Chase Nominees Ltd
	4,150,334	FIL	Chase Manhattan Bank London
	1,933,880	FIL	Deutsche
	974,800	FIL	State Street Nominees Ltd
	946,600	FIL	Bank of New York Brussels
	592,000	FIL	State Street Bank & Trust

Total Ordinary Shares	227,221,991

Current ownership percentage:	7.89%

Change in holdings since last filing:      –26,912,831 ordinary shares

Name of contact and telephone number for queries

Gill Roberts 020 7569 4032

Name and signature of authorised company official responsible for making this notification

Mr J V Miller, Group Company Secretary

Date of notification 2 April 2004